Exhibit 3.2

Execution Version

IDERA PHARMACEUTICALS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES X PREFERRED STOCK

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Idera Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), at a meeting duly called and held on September 28, 2022, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.01 per share, which is designated as “Series X Preferred Stock,” with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), provides for a class of its authorized stock known as preferred stock, consisting of 5,000,000 shares, $0.01 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock of the Corporation be, and hereby is authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of 5 shares of “Series X Preferred Stock” pursuant to the terms of the Agreement and Plan of Merger, dated as of the date hereof, by and among the Corporation, Bell Merger Sub I, Inc., Bell Merger Sub II, LLC and Aceragen, Inc (“Aceragen”). and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

TERMS OF PREFERRED STOCK

1.	Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

2.	Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the Corporation’s Series X Non-Voting Preferred Stock (the “Series X Preferred Stock”) and the number of shares so designated shall be 5. Each share of Series X Preferred Stock shall have a par value of $0.01 per share.

3.	Distributions; Dividends.

3.1	The Corporation shall make distributions to the holders of the outstanding shares of Series X Preferred Stock as set forth in (a) that certain Stock and Warrant Purchase Agreement dated as of March 24, 2021, executed by and among Aceragen and the other parties thereto, as amended by that Amendment, dated October 25, 2021, and as such agreement may be amended from time to time (the “Purchase Agreement”), and (b) that certain Sales Distribution and PRV Agreement dated as of October 25, 2021, executed by and among Aceragen and the other parties thereto, as such agreement may be amended from time to time (the “PRV Agreement” and any such distributions under the Purchase Agreement and the PRV Agreement, the “Preferred Distributions”), prior and in preference to any declaration or payment of any other distribution or dividend (other than dividends on shares of Common Stock payable in shares of Common Stock).

3.2	The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless and until the “Satisfaction Milestone” (as defined in the Purchase Agreement) has been achieved and the “Satisfaction Milestone” (as defined in the PRV Agreement) has been achieved.

4.	Voting Rights.

4.1	Except as otherwise provided herein or as otherwise required by the DGCL, the Series X Preferred Stock shall have no voting rights. However, as long as any shares of Series X Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series X Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series X Preferred Stock or alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or bylaws of the Corporation, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or adversely change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series X Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise; (ii) issue additional shares of Series X Preferred Stock or increase or decrease the number of authorized shares of Series X Preferred Stock; (iii) (a) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series X Preferred Stock with respect to its rights, preferences and privileges, or (b) increase the authorized number of shares of Series X Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges; or (iv) purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of capital stock of the Corporation other than (A) redemptions of the Corporation’s Series A Convertible Preferred Stock in accordance with the terms of the Certificate of Designation for Series A Convertible Preferred Stock, (B) redemptions of the Series X Preferred Stock as expressly authorized herein, (C) repurchases of capital stock of the Corporation held by any current or former officer, director, employee or consultant of the Company or any of its subsidiaries, (D) (x) repurchases or redemptions deemed to occur upon the exercise of stock options to the extent such capital stock represents a portion of the exercise price of such options or (y) in connection with the terms of any restricted stock agreement awarded to any employee, officer or director of the Corporation or its subsidiaries and (E) repurchases in lieu of the issuance of fractional shares.

4.2	Any vote required or permitted under Section 4.1 may be taken at a meeting of the holders of Series X Preferred Stock or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by holders representing a majority of the outstanding shares of Series X Preferred Stock.

5.	Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

5.1	Preferential Payments to Holders of Series X Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, other than a Non-Triggering Change of Control (as defined below), the holders of shares of Series X Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series X Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of shares of any other class or series of capital stock of the Corporation by reason of their ownership thereof, an amount per share equal to the “Fair Market Value” of such share of Series X Preferred Stock as defined and determined in the Purchase Agreement, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). “Non-Triggering Change of Control” means a “Change of Control” (as defined in the Purchase Agreement) in which the Corporation's obligations under the Purchase Agreement and the PRV Agreement are assumed by the acquiror or surviving company of such Change of Control as provided in the Purchase Agreement and the PRV Agreement.

5.2	Payments to Holders of Other Series of Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series X Preferred Stock, if any (it being clear that no such payments may be required to the holders of Series X Preferred Stock in connection with a Non-Triggering Change of Control), the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series X Preferred Stock pursuant to Section 5.1 (if any) or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of any other class or series of capital stock of the Corporation in accordance with the Certificate of Incorporation.

5.3	Deemed Liquidation Events.

5.3.1	Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series X Preferred Stock (the “Requisite Holders”) elect otherwise by written notice sent to the Corporation at least three (3) days prior to the effective date of any such event:

(a)            any merger, consolidation, share exchange, reorganization, or other transaction involving the Corporation, or the sale by one or more stockholders of the Corporation, except in each case any transaction in which the stockholders of the Corporation immediately prior to such transaction continue to own a majority of the voting power of the acquiring, surviving, or successor entity; or

(b)            the sale, transfer, or other disposition, in a single transaction or series of related transactions, by the Corporation of all or substantially all the assets of the Corporation.

5.3.2	Effecting a Deemed Liquidation Event.

(a)            The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 5.3.l(a) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 5.1, if applicable, and 5.2.

(b)            In the event of a Deemed Liquidation Event referred to in Section 5.3.l(a) or 5.3.l(b) other than a Non-Triggering Change of Control, if any shares of Series X Preferred Stock are then outstanding, the Corporation shall promptly use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), to redeem all outstanding shares of Series X Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series X Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series X Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series X Preferred Stock pursuant to this Section 5.3.2(b). Prior to the distribution or redemption provided for in this Section 5.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

5.3.3            Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 5.3.l(a) other than a Non-Triggering Change of Control, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 5.1, if applicable, and 5.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 5.1, if applicable, and 5.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 5.3.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration

6.	Redemption.

6.1	General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series X Preferred Stock shall be redeemed by the Corporation as set forth in the Purchase Agreement (a “Redemption”) at a price as determined in the Purchase Agreement (the “Redemption Price”). Upon the requirement to effect a Redemption, the Corporation shall apply all of its assets to the Redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date provided in the Redemption Notice (as defined below) shall be referred to as the “Redemption Date.” On the Redemption Date, the Corporation shall redeem all of the shares of Series X Preferred Stock owned by each holder. If on the Redemption Date, Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series X Preferred Stock, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.2	Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the “Redemption Notice”) to each holder of record of Series X Preferred Stock not less than twenty (20) days prior to the Redemption Date. Each Redemption Notice shall state the Redemption Date and the Redemption Price.

6.3	Surrender of Certificates: Payment. On or before the applicable Redemption Date, each holder of shares of Series X Preferred Stock to be redeemed on such Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series X Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series X Preferred Stock shall promptly be issued to such holder.

6.4	Interest. If any shares of Series X Preferred Stock are not redeemed for any reason on the Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the “Maximum Permitted Rate”), and provided, further, that the Corporation shall take all such actions as may be necessary, including, without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

6.5	Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series X Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series X Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

6.6	Redeemed or Otherwise Acquired Shares. Any shares of Series X Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series X Preferred Stock following redemption, conversion or acquisition.

7.	Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Series X Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8.	Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series X Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

9.	Book-Entry; Certificates. The Series X Preferred Stock will be issued in book-entry form; provided that, if a holder requests that such holder’s shares of Series X Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such holder representing such holder’s shares of Series X Preferred Stock. To the extent that any shares of Series X Preferred Stock are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

10.	Lost or Mutilated Series X Preferred Stock Certificate. If a holder’s Series X Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series X Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

11.	Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

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IN WITNESS WHEREOF, Idera Pharmaceuticals, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series X Preferred Stock to be duly executed by its Senior Vice President, General Counsel and Secretary this 28th day of September, 2022.

IDERA PHARMACEUTICALS, INC.

By:	/s/ Bryant D. Lim
Name: Bryant D. Lim
Title: Senior Vice President, General Counsel and Secretary